

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 2, 2018

<u>Via Email</u>
Mr. Donald A. Merril
Executive Vice President and Chief Financial Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive, Suite 300
Frederick, Maryland 21701

> **Re:** **U.S. Silica Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Response Dated April 24, 2018**
> **File No. 1-35416**

Dear Mr. Merril:

  We have reviewed your April 24, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2018 letter.

<u>Form 10-K for the Year Ended December 31, 2017</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>How We Evaluate Our Business</u>
<u>Adjusted EBITDA, page 57</u>

We read your response to comment 3. Based upon your filing disclosures, you appear to believe your credit agreement is a material agreement and the covenant using adjusted EBITDA is a material term of the credit agreement. Please disclose for each period presented the actual covenant computations and any other information about the covenant that is material to an investor's understanding of your financial condition, including the amounts or limits required for covenant compliance and the actual or reasonably likely effects of compliance or non-compliance with the covenant. Refer to Question 102.09 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures updated on April 4, 2018.

Please contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel &
Mining